The following Supplemental Information About Oil and Gas Producing Activities required under United States generally accepted accounting principles, as filed on March 23, 2011, modifies and supersedes the contents of the Supplemental Information About Oil and Gas Producing Activities contained in Appendix E of Enerplus Corporation's Annual Information Form for the year ended December 31, 2010 dated March 11, 2011 (the "AIF"), which also forms part of Enerplus Corporation's annual report on Form 40-F dated March 11, 2011 filed with the United States Securities and Exchange Commission. The only modifications to the information contained in Appendix E of the AIF are immaterial changes to (i) the December 31, 2010 volume of United States oil and NGLs proved developed reserves in Part A – Proved Oil and Natural Gas Reserve Quantities, and (ii) certain of the dollar values presented as at December 31, 2010 in Part E – Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Quantities. Capitalized terms and abbreviations not otherwise defined herein have the meaning assigned to them in the AIF.

Supplemental Information About
 Oil and Gas Producing Activities

The following disclosures including proved reserves, future net cash flows, and costs incurred attributable to the conventional crude oil and natural gas operations of Enerplus Corporation ("Enerplus" or the "Corporation") have been prepared in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Update (ASU) No. 2010-03 "Extractive Activities – Oil and Gas (Topic 932) (the "ASU"). This new guidance is primarily intended to modernize and update oil and gas disclosure requirements and to align them with current practices and changes in technology. The new standards also revised the definition of proved reserves and require the use of a 12 month average price to estimate proved reserves rather than a period end spot price as required in prior periods. The 12 month average price is calculated as the unweighted arithmetic average of the spot price on the first day of each month within the 12 month period prior to the end of the reporting period. The Corporation prospectively adopted this guidance effective December 31, 2009 without prior period restatement.

A. PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas, natural gas liquids and bitumen reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Corporation's reserves to be materially different from that presented.

Proved reserves, proved developed reserves and proved undeveloped reserves are defined under the ASU. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The proved reserves disclosed herein are determined according to the definition of "proved reserves" under NI 51-101 which may differ from the definition provided in the SEC rules, however the difference should not be material. See "Presentation of Enerplus' Oil and Gas Reserves, Resources and Production Information" in the AIF. All cost information in this section is stated in Canadian dollars and is calculated in accordance with United States generally accepted accounting principles.

Subsequent to December 31, 2010, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of proved reserves as of that date.

Enerplus' December 31, 2010 proved crude oil, natural gas and natural gas liquids reserves are located in western Canada, primarily in Alberta, British Columbia, Saskatchewan and Manitoba, as well as in the United States, primarily in the states of Montana, North Dakota, Pennsylvania, West Virginia, Wyoming and Utah. Enerplus' net proved reserves summarized in the following chart represent the Corporation's lessor royalty, overriding royalty, and working interest share of reserves, after deduction of any Crown, freehold and overriding royalties:

	Canada			United States		Total
	Oil and NGLs	Natural Gas	Bitumen	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	Bitumen

	(Mbbls)	(MMcf)	(Mbbls)	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mbbls)
Proved Developed and Undeveloped Reserves at December 31, 2007	96,145	674,457	8,424	22,598	33,129	118,743	707,586	8,424

Purchases of reserves in place	5,241	296,849	–	–	–	5,241	296,849	–
Sales of reserves in place	–	–	(8,424)	–	–	–	–	(8,424)
Discoveries and extensions	2,034	18,225	–	–	–	2,034	18,225	–
Revisions of previous estimates	(7,802)	(57,449)	–	(1,820)	553	(9,622)	(56,896)	–
Improved recovery	1,939	2,699	–	1,290	2,676	3,229	5,375	–
Production	(8,958)	(96,664)	–	(2,852)	(4,103)	(11,810)	(100,767)	–

Proved Developed and Undeveloped Reserves at December 31, 2008	88,599	838,117	–	19,216	32,255	107,815	870,372	–

Purchases of reserves in place	398	–	–	–	3,537	398	3,537	–
Sales of reserves in place	(1,019)	(618)	–	–	–	(1,019)	(618)	–
Discoveries and extensions	1,618	2,987	–	129	2,524	1,747	5,511	–
Revisions of previous estimates	7,423	(265,677)	–	1,152	9,525	8,575	(256,152)	–
Improved recovery	85	184	–	1,910	2,279	1,995	2,463	–
Production	(8,580)	(100,581)	–	(2,496)	(4,395)	(11,076)	(104,976)	–

Proved Developed and Undeveloped Reserves at December 31, 2009	88,524	474,412	–	19,911	45,725	108,435	520,137	–

Purchases of reserves in place	224	1,965	–	3,762	935	3,986	2,900	–
Sales of reserves in place	(13,725)	(32,508)	–	–	–	(13,725)	(32,508)	–
Discoveries and extensions	3,138	4,966	–	4,979	29,846	8,117	34,812	–
Revisions of previous estimates	3,151	20,361	–	(1,088)	7,851	2,063	28,212	–
Improved recovery	85	6,074	–	47	522	132	6,596	–
Production	(7,328)	(85,917)	–	(2,841)	(6,847)	(10,169)	(92,764)	–

Proved Developed and Undeveloped Reserves at December 31, 2010	74,069	389,353	–	24,770	78,032	98,839	467,385	–

Proved Developed Reserves
December 31, 2007	90,715	533,654	2,341	19,707	26,839	110,422	560,493	2,341
December 31, 2008	79,485	683,044	–	18,664	28,462	98,149	711,506	–
December 31, 2009	82,384	468,746	–	17,604	36,061	99,988	504,807	–
December 31, 2010	68,906	372,550	–	18,570	56,653	87,476	429,203	–

B. CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to Enerplus' oil and gas exploration, development and producing activities are as follows:

	2010	2009	2008

	(in $ thousands)
Capitalized costs(1)	$8,261,974	$7,673,238	$7,322,721
Less accumulated depletion, depreciation and amortization	(5,230,587)	(4,879,015)	(4,005,780)

Net capitalized costs	$3,031,387	$2,794,223	$3,316,941

Note:

(1)
Includes capitalized costs of proved and unproved properties.

C. COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in connection with oil and gas producing activities are presented in the table below. Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties, including an allocation of purchase price on business combinations that result in property acquisitions. The entire carry commitment relating to Enerplus' 2009 Marcellus acquisition was included in 2009 property acquisition costs, and as a result 2010 property acquisition cost exclude such carry commitment amounts satisfied during the year. Development costs include the costs of drilling and equipping development wells and facilities to extract, gather and store oil and gas, along with an allocation of overhead. Development costs also include capitalized interest for development projects that have not reached commercial production. Exploration costs include costs related to the discovery and the drilling and completion of exploratory wells in new crude oil and natural gas reservoirs. Asset retirement costs represent capitalized asset retirement costs during the year. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

	For the Year Ended December 31, 2010
	Canada	United States	Total

	(in $ thousands)
Acquisition of properties:
Proved	$25,000	$77,000	$102,000
Unproved	133,004	690,718	823,722
Exploration costs	58,001	74,828	132,829
Development costs	246,467	164,048	410,515
Asset retirement costs	15,450	642	16,092

	$477,922	$1,007,236	$1,485,158

	For the Year Ended December 31, 2009
	Canada	United States	Total

	(in $ thousands)
Acquisition of properties:
Proved	$2,636	$–	$2,636
Unproved	59,664	487,121	546,785
Exploration costs	29,489	4,990	34,479
Development costs	195,040	40,974	236,014
Asset retirement costs	25,633	(1,073)	24,560

	$312,462	$532,012	$844,474

	For the Year Ended December 31, 2008
	Canada	United States	Total

	(in $ thousands)
Acquisition of properties:
Proved	$1,733,742	$115	$1,733,857
Unproved	70,069	448	70,517
Exploration costs	27,360	5,822	33,182
Development costs	445,111	63,661	508,772
Asset retirement costs	48,097	168	48,265

	$2,324,379	$70,214	$2,394,593

D. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to Enerplus' oil and gas producing activities for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31, 2010
	Canada	United States	Total

	(in $ thousands)
Revenue
Sales(1)	$881,954	$241,358	$1,123,312
Deduct(2)
Production Costs(3)	296,051	40,076	336,127
Depletion, depreciation, amortization and accretion	308,997	87,481	396,478
Current and Deferred income tax provision (recovery)	(36,902)	15,840	(21,062)

Results of operations for oil and gas producing activities	$313,808	$97,961	$411,769

	For the Year Ended December 31, 2009
	Canada	United States	Total

	(in $ thousands)
Revenue
Sales(1)	$897,222	$168,241	$1,065,463
Deduct(2)
Production Costs(3)	339,387	28,015	367,402
Depletion, depreciation, amortization, accretion and impairment	883,778	70,166	953,944
Current and Deferred income tax provision (recovery)	(192,902)	4,127	(188,775)

Results of operations for oil and gas producing activities	$(133,041)	$65,933	$(67,108)

	For the Year Ended December 31, 2008
	Canada	United States	Total

	(in $ thousands)
Revenue
Sales(1)	$1,655,831	$265,579	$1,921,410
Deduct(2)
Production Costs(3)	342,161	37,580	379,741
Depletion, depreciation, amortization, accretion and impairment	1,711,270	275,448	1,986,718
Current and Deferred income tax provision (recovery)	(375,056)	6,137	(368,919)

Results of operations for oil and gas producing activities	$(22,544)	$(53,586)	$(76,130)

Notes:

(1)
Sales are presented net of royalties and third party obligations.
(2)
The costs deducted in the schedule exclude corporate overhead, interest expense and other costs which are not directly related to oil and gas producing activities.
(3)
Production costs include transportation costs and state production taxes.

E. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

The following information is based on crude oil, natural gas and natural gas liquids reserve and production volumes estimated by Enerplus' independent engineering consultants. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Enerplus or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the "standardized measure of discounted future net cash flows" be viewed as representative of the current value of Enerplus' reserves.

It is expected that material revisions to some estimates of crude oil, natural gas and natural gas liquids reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The following tables set forth the standardized measure of discounted future net cash flows from projected production of Enerplus' crude oil and natural gas reserves:

	As at December 31, 2010
	Canada	United States	Total

	(in $ millions)
Future cash inflows	$6,660	$2,032	$8,692
Future production costs	2,652	481	3,133
Future development and asset retirement costs	589	188	777
Future income tax expenses	439	465	904

Future net cash flows	$2,980	$898	$3,878
Deduction: 10% annual discount factor	1,260	359	1,619

Standardized measure of discounted future net cash flows	$1,720	$539	$2,259

	As at December 31, 2009
	Canada	United States	Total

	(in $ millions)
Future cash inflows	$6,902	$1,135	$8,037
Future production costs	3,320	280	3,600
Future development and asset retirement costs	513	96	609
Future income tax expenses	201	152	353

Future net cash flows	$2,868	$607	$3,475
Deduction: 10% annual discount factor	1,144	250	1,394

Standardized measure of discounted future net cash flows	$1,724	$357	$2,081

	As at December 31, 2008
	Canada	United States	Total

	(in $ millions)
Future cash inflows	$8,645	$891	$9,536
Future production costs	3,679	244	3,923
Future development and asset retirement costs	747	46	793
Future income tax expenses	279	83	362

Future net cash flows	$3,940	$518	$4,458
Deduction: 10% annual discount factor	1,562	177	1,739

Standardized measure of discounted future net cash flows	$2,378	$341	$2,719

F. CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND NATURAL GAS RESERVES

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	2010	2009	2008

	(in $ millions)
Beginning of year	$2,081	$2,719	$3,990
Sales of oil and natural gas produced, net of production costs	(785)	(1,233)	(1,608)
Net changes in sales prices and production costs	918	328	(1,276)
Changes in previously estimated development costs incurred during the period	540	285	235
Changes in estimated future development costs	(689)	(134)	(135)
Extension, discoveries and improved recovery, net of related costs	396	54	63
Purchase of reserves in place	112	13	680
Sales of reserves in place	(208)	–	(27)
Net change resulting from revisions in previous quantity estimates	(23)	(115)	89
Accretion of discount	183	202	376
Net change in income taxes	(223)	(37)	333
Other significant factors (Exchange rate)	(43)	–	–

End of year	$2,259	$2,081	$2,719